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                                                                    EXHIBIT 99.4
                                                                November 1, 2002


                              Hanaro Telecom, Inc.

                           RESOLUTION ON RIGHTS ISSUE

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
1. Class and        Non-bearer Common Stocks (No.)                                                                       210,000,000
   No. of New
   Stocks           Non-bearer Preferred Stocks (No.)

                    * Specifics of Preferred Stocks


2. Face Value Per Stock (KRW)                                                                                                  5,000


                    Funds for Facilities (KRW)

                                        Operating Funds (KRW)                                                        840,000,000,000

                                                            Purpose of
                                                            Acquisition

                                                            Company Issuing
                                                            Securities

                                                            Major Business

                                                            Capital Stock (KRW)

                                                            Total assets (KRW)

                                        Acquisition of      Total Liabilities
3. Use of           Operating           Securities of       (KRW)
   Funds            Funds               Another
                                        Corporation         Relation with
                                                            Acquiring Company


                                                            Acquisition Value
                                                            (KRW)

                                                            Calculation Basis of
                                                            Acquisition Value

                                                            Effect of Acquisition

                                                            Scheduled Date of
                                                            Acquisition

                    Others (KRW)


4. Issuing          Non-bearer Common Stocks (KRW)                                                                             4,000
   Price of New
   Stocks           Non-bearer Preferred Stocks (KRW)


5. Discount Rate of Issuing Price of New Stocks


6. Basis Date of New Stocks Allotment


7. Allotment Ratio of New Stocks (No. per Stock)


8. Priority Allotment Ratio to Employee Stock Ownership
   Association (%)


                                                            Date of
                    Public Offering                         Commencement

                                                            Date of Expiration

9. Subscription                                             Date of
   Date             Old Stockholders                        Commencement

                                                            Date of Expiration

                                                            Date of
                    Employee Stock Ownership                Commencement
                    Association
                                                            Date of Expiration


10. Closing Date                                                                                  December 27, 2002
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
11. Record Date of Dividend Pay-Out                                                               December 31, 2001

12. Delivery Date of New Stocks Certificate                                                               -

13. Scheduled Date of Listing                                                                             -

14. Lead Manager                                                                                          -

15. Possibility of Assigning Preemptive Right                                                            No

16. Method of Capital Increase                                                                    Private Placement

17. Date of BOD Resolution                                                                        November 1, 2002

    - Presence of Outside Director(s)                                                Present (No.)   4          Absent (No.)    1

    - Presence of Auditor(s)                                                                             Yes

18. Filing of Securities Registration Statement                                                        Exempted

19. Applicability of Fair Trade Act                                                                      No

20. Other                                                                            1. Price per share of this rights issue shall
                                                                                     be determined pursuant to the laws of the
                                                                                     Republic of Korea in relation to the issuance
                                                                                     below par value.

                                                                                     2. The purpose of the right issue is to finance
                                                                                     the acquisition of a stake in Powercomm and to
                                                                                     improve the company's financial structure. The
                                                                                     exact funding requirements for the acquisition
                                                                                     of a stake in Powercomm has not been
                                                                                     determined.

                                                                                     3. Any schedule for this transaction, except
                                                                                     for the date of the BOD resolution, is
                                                                                     tentative, and is therefore subject to change
                                                                                     in the future.

                                                                                     4. Participation of investors in Hanaro's
                                                                                     management:

                                                                                          - Nomination of 6 directors (1 standing,
                                                                                     2 non-standing, 3 independent outside
                                                                                     directors)

                                                                                          - Nomination of 1 non-representative
                                                                                     director CFO

                                                                                          - Nomination of Co-CEO

                                                                                     5. The agenda for the BOD meeting is based on
                                                                                     the following conditions:

                                                                                          - Approval at the extraordinary
                                                                                     shareholders meeting of the rights issue below
                                                                                     par value.

                                                                                          - In the event that the proposed amendment
                                                                                     of Articles of Incorporation in relation to the
                                                                                     increase in authorized capital is not approved
                                                                                     at the extraordinary shareholders meeting, the
                                                                                     rights issue shall be within the predetermined
                                                                                     range.

                                                                                          - In the event that foreign ownership of
                                                                                     the company exceeds 49%, the amount that
                                                                                     exceeds the limit shall not be subject to the
                                                                                     rights issue pursuant to the relevant laws of
                                                                                     the Republic of Korea.

                                                                                          - In the event that any changes to the
                                                                                     schedule of the rights issue, e.g.,
                                                                                     subscription date, closing date, etc., need to
                                                                                     be made in line with the investment procedures
                                                                                     and progress made by investors, any decision
                                                                                     making in relation to such changes shall be
                                                                                     delegated to the Representative Director & CEO
                                                                                     (including Acting CEO in absence of CEO).
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                                                                                     The new issues shall have a 1 year of lock-up
                                                                                     period and shall be deposited at Korea
                                                                                     Securities Depositary.

                                                                                          - Any decision making in relation to the
                                                                                     details of the rights issue, that are not
                                                                                     mentioned hereto, e.g., place of subscription
                                                                                     and deposit, shall be delegated to
                                                                                     Representative Director & CEO (including Acting
                                                                                     CEO in absence of CEO), and new stocks
                                                                                     certificates shall not be issued.

                                                                                          - In the event that the company does not
                                                                                     obtain a confirmatory letter for syndicated
                                                                                     loan amounting to USD700 million by the closing
                                                                                     date, the BOD resolution becomes null and void.

                                                                                          - In the event that the Dacom consortium,
                                                                                     excluding Hanaro, wins the auction for sale of
                                                                                     Powercomm's major stake, the BOD resolution
                                                                                     becomes null and void.

                                                                                          - In the event that any transaction in
                                                                                     relation to the rights issue is not executed by
                                                                                     March 31, 2003, the BOD resolution becomes null
                                                                                     and void.

                                                                                     6. The above items that are subject to
                                                                                     confirmation, will be filed at a later date
                                                                                     once such items are confirmed.

* Date of Relevant Disclosure(s)
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[In Case of Third Party Allotment]

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
                     The Third Party                                        Relation                    No. of Stocks Allotted
An investor group led by AIG AIF II, AIG AOF and Newbridge
and/or others                                                                     -                                    210,000,000

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